UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number 1-11607

DTE GAS COMPANY INVESTMENT
AND STOCK OWNERSHIP PLAN
(Full title of the plan)

DTE ENERGY COMPANY
One Energy Plaza
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DTE Gas Company Investment and Stock Ownership Plan

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 18, 2014

To the Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Gas Company Investment and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the DTE Gas Company Investment and Stock Ownership Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

DTE Gas Company Investment and Stock Ownership Plan

Statement of Net Assets Available for Benefits

	December 31,
	2013	2012
	(In thousands)
ASSETS
Investment in DTE Energy Master Plan Trust, at fair value (Note 4)	$56,348	$50,003
Notes receivable from participants	1,963	2,069
Net Assets Available for Benefits	$58,311	$52,072

See accompanying Notes to Financial Statements

DTE Gas Company Investment and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December, 31
2013
(In thousands)
Additions to Net Assets Attributed to:
Investment Income:
Net appreciation in fair value of investment in the DTE Energy Master Plan Trust	$8,567
Dividends and interest	639
Interest on loans to participants	90
9,296

Contributions:
Employer	1,336
Participants	2,466
Rollover	1
3,803
Total Additions	13,099

Deductions from Net Assets Attributed to:
Distributions and withdrawals	(6,265)
Administrative and brokerage fees	(45)
Net transfers to other sponsored plans	(550)
Total Deductions	(6,860)

Net Increase	6,239

Net Assets Available for Benefits
Beginning of year	52,072
End of year	$58,311

See accompanying Notes to Financial Statements

DTE Gas Company Investment and Stock Ownership Plan

Notes to Financial Statements

NOTE 1 - PLAN DESCRIPTION

The following description of the DTE Gas Company Investment and Stock Ownership Plan (the Plan), provides only general information. Participants should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary, defined contribution plan for regular full-time or part-time employees of DTE Gas Company (DTE Gas or the Company) and are represented by:

•	Local #799C Transmission and Storage Operations (T&SO), International Chemical Workers Union Council, United Food and Commercial Workers;

•	Local #799C Northern, International Chemical Workers Union Council, United Food and Commercial Workers;

•	Local #70C, International Chemical Workers Union Council, United Food and Commercial Workers; or

•	Local #132C, International Chemical Workers Union Council, United Food and Commercial Workers

Employees are eligible to participate as soon as administratively practicable upon hire. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is sponsored solely by DTE Energy Corporate Services, LLC (DTE LLC).

DTE LLC is the sponsor of the Plan. The DTE Energy Benefit Plan Administration Committee (BPAC) is the administrator of the Plan (Plan Administrator). The Plan Administrator has the responsibility for the day-to-day administration of the Plan. DTE LLC, acting through the DTE Energy Investment Committee, is responsible for the selection and retention of the Plan's investment options and any investment manager that may be appointed under the DTE Energy Master Plan Trust (Master Trust). J.P. Morgan Chase Bank is the Plan Trustee (Trustee) and J.P. Morgan Retirement Plan Services is the Plan recordkeeper (Recordkeeper).

Investment management fees, brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from investment assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee After-tax Contributions), Roth 401(k) Contributions, and, if applicable, a catch-up contribution basis (Catch-Up Contributions and Roth 401(k) Catch-Up Contributions). Participants age 50 or older in the Plan year are eligible to make Catch-Up Contributions and Roth 401(k) Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Participants may contribute up to 100% of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions and Catch-Up Contributions (if applicable) basis, after required tax withholdings and mandatory and voluntary payroll deductions. Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts elected cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer, including Roth 401(k) Rollover (Direct Rollover Contributions).

The IRC limits the amount of Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions and Roth 401(k) Catch-Up Contributions which may be contributed to the Plan annually. These amounts are indexed for inflation annually. In the event a Plan participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee After-tax Contributions. If a participant's total annual additions (Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions and Company Contributions) reach the IRC limit for the Plan year, the participant's contributions will be stopped or refunded, as applicable.

DTE Gas Company Investment and Stock Ownership Plan

Notes to Financial Statements

•
For Local #799C T&SO participants hired prior to November 1, 2004 and for Local #70C, #132C and #799C Northern participants hired prior to September 1, 2005, the Company Contributions are 100% of the first 5% of the aggregate of a participant's Tax Deferred Contributions and Employee After-tax Contributions for participants with six months but less than twenty-three years of service. For participants who have completed at least twenty-three years of service, the Company Contributions are increased to 6% as long as the aggregate of the participant's Tax Deferred Contributions and Employee After-tax Contributions are at least 6%. Beginning in July 2013 for Local #70C, #132C and #799C Northern participants and in October 2013 for Local #799C T&SO participants, Company Contributions are 100% of the first 4% of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions and Roth 401(k) Contributions, and 50% of the next 4% of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions. There are no Company Contributions for Tax Deferred Contributions, Employee After-tax Contributions, and Roth 401(k) Contributions which in the aggregate exceed 8% of basic compensation. The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Stock Fund accounts of employees with 30 years of service or more as of March 1 and who do not meet the IRC definition of a highly compensated employee.

•
For Local #799C T&SO participants hired on or after November 1, 2004 and for Local #70C, #132C and #799C Northern participants hired on or after September 1, 2005, the Company Contributions for participants with at least six months of service are 75% of the first 4% of a participant's Tax Deferred Contributions and Employee After-tax Contributions and 50% of the next 4% of the aggregate of Tax Deferred Contributions and Employee After-tax Contributions. There are no Company Contributions for Tax Deferred Contributions and Employee After-tax Contributions, which in the aggregate exceed 8% of basic compensation. Beginning in July 2013 for Local #70C, #132C and #799C Northern participants and in October 2013 for Local #799C T&SO participants, Company Contributions are 100% of the first 4% of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions and Roth 401(k) Contributions, and 50% of the next 4% of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions. There are no Company Contributions for Tax Deferred Contributions, Employee After-tax Contributions, and Roth 401(k) Contributions which in the aggregate exceed 8% of basic compensation.

•
For new hires on or after June 6, 2011, in addition to the Company Contributions noted above for Local #70C, #132C and #799 Northern participants, the Company will make the following Non-Elective Contributions, which are not eligible for loans or other withdrawals while the participant is actively employed:

(1)	For each pay period an amount equal to 4% of the participant's compensation; plus

(2)	For the first pay period that begins after the date participant completes one year of service as an eligible participant, $1,400; plus

(3)	For each pay period beginning after the pay period that begins after the eligible participant completes one year of service, an additional amount equal to 4% of the participant's compensation.

(4)
Beginning as of March 27, 2013, these participants are treated as having elected to increase their pay reduction agreement by 1% of his or her eligible compensation to make before-tax contributions as of the first pay period in each plan year with a pay date after May 31, unless:

a.	The participant's pay reduction agreement to make before-tax contributions in effect on May 31 is for at least 10% of the participant's eligible compensation; or

b.
The participant makes an affirmative election after the first day of the plan year and no later than May 31 of the plan year to not have this increase apply as of the first pay period in that plan year with a pay date after May 31. An election applies only to the plan year in which the election was made and not to any subsequent plan year.

•
For new hires on or after March 27, 2013, in addition to the Company Contributions noted above for Local #799C T&SO participants, the Company will make Non-Elective Contributions each pay period in an amount equal to 4% of the participant's compensation, which is not eligible for loans or other withdrawals while the participant is actively employed.

DTE Gas Company Investment and Stock Ownership Plan

Notes to Financial Statements

(1)
These participants are treated as having elected to increase their pay reduction agreement by 1% of his or her eligible compensation to make before-tax contributions as of the first pay period in each plan year with a pay date after September 30, unless:

a.	The participant's pay reduction agreement to make before-tax contributions in effect on September 30 is for at least 10% of the participant's eligible compensation; or

b.
The participant makes an affirmative election after the first day of the plan year and no later than September 30 of the plan year to not have this increase apply as of the first pay period in that plan year with a pay date after September 30. An election applies only to the plan year in which the election was made and not to any subsequent plan year.

•	The Company will contribute $5,000 to the Employer Special Contribution account of a participant who satisfies these requirements:

(1)	The participant must:

a.	be employed by DTE Gas; and

b.	have a Termination of Service after August 2, 2013 and:

i.	before March 28, 2017 if the participant is represented by Local #70C, #132C and #799 Northern; or

ii.	before October 10, 2017 if the participant is represented by Local #799C T&SO; and

(2)
As of the date of the participant's Termination of Service, the participant must satisfy any of the following age and service requirements for a defined benefit pension plan formula under which the participant has an accrued benefit as of the date of the participant's Termination of Service:

a.	DTE Cash Balance Plan or DTE Traditional Plan:

i.	Age 65; or

ii.	Age 45 with at least 15 years of eligibility service.

b.	MCN Cash Balance Plan or MCN Traditional Plan:

i.	At least age 55 and age plus years of eligibility service equals at least 70; or

ii.	At least 30 years of eligibility service.

(3)
The Employer Special Contribution will be made as soon as practicable after the participant's Termination of Service. Employer Special Contributions made are treated as Company Contributions for all Plan purposes other than vesting in Company Contributions. These contributions are fully vested at all times. These contributions will be reduced before any other contributions are refunded or suspended.

Catch-Up Contributions and Roth 401(k) Catch-Up Contributions are not eligible for Company Contributions.

While the Company has made its contributions to the Trustee with respect to a plan year on a current basis, the Plan permits the Company to make Company Contributions for a plan year no later than the due date (including extensions of time) for filing DTE Energy Company's consolidated federal income tax return for such year. Tax Deferred Contributions and Employee After-tax Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.

DTE Gas Company Investment and Stock Ownership Plan

Notes to Financial Statements

Participant Accounts

Each participant's account is credited with the participant's contributions, including eligible Direct Rollover Contributions, Company Contributions, Non-Elective Contributions and investment earnings. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company Contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions are fully vested at all times. A participant vests in all Company Contributions and Non-Elective Contributions according to the following schedule:

Years of Service	Percent Vested
Less than 2 years	0%
2	20%
3	40%
4	60%
5	80%
6	100%

In addition, a participant will have a fully vested interest in Company Contributions and Non-Elective Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company's Long Term Disability Benefits Plan, (c) death, (d) termination of the Plan or (e) in some cases, in connection with the sale of a business.

Investment Options

Participants may elect to have their Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis. Participants may change their investment direction and amount of future contributions effective with the next payroll period.

The Company Contribution and Non-Elective Contributions will be initially invested in the DTE Energy Stock Fund. The Company Contribution and Non-Elective Contribution will be made either in cash or in shares of DTE Energy common stock at the option of DTE LLC. If the Company Contribution or Non-Elective Contribution is made in cash, the DTE Energy Stock Fund will immediately purchase shares of DTE Energy common stock on the open market. Participants can elect to transfer Company Contributions and Non-Elective Contributions from the stock fund to one or more investments at any time.

The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends may be paid out in cash on a quarterly basis, at the participant's election.

Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.

A participant's interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.

DTE Gas Company Investment and Stock Ownership Plan

Notes to Financial Statements

Administrative and Brokerage Fees

A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., investment management fees and other operating expenses) are used to cover expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns. Participant fees relating to participation in the Master Trust's Self Directed Account are included in individual transactions within that account.

For the DTE Energy Stock Fund, brokerage, commission and other fees connected with the purchase and sale of securities are paid by participants who have invested in the Fund.

Plan administration fees cover the day-to-day expenses of administering the Plan. These costs are paid fully by the Company. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans), and are charged directly against a participant’s account balance.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of DTE Energy common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. Shares with respect to which the Trustee does not receive voting instructions will be voted by the Trustee in the same proportion as shares for which the Trustee receives voting instructions.

Distributions, Withdrawals and Loans

Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution of Tax Deferred Contributions (but generally not the earnings thereon) is permitted only for (a) medical expenses, (b) tuition expenses, (c) expenditures to purchase a principal residence, (d) payments to prevent eviction or foreclosure on a principal residence, (e) payment of funeral expenses, or (f) payment of expenses for the repair of damage to the participant's principal residence due to casualty loss.

Participants may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee After-tax Contributions (if applicable), Catch-Up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions not more than once during any calendar year. The number of loans outstanding at one time is limited to two, only one of which may be a principal residence loan.

Subject to certain terms and conditions, a participant may initiate a general purpose loan for a period of one to five years, and a principal residence loan for a period up to 25 years, at a fixed rate equal to the prime interest rate plus 1%, updated monthly, at a minimum of $1,000 up to the lesser of:

•
$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50% of the participant's account at the time the loan is made.

Proceeds for any loan are obtained through the pro rata liquidation of the participant's account, then transferred to the participant's loan account and paid in cash to the participant by the Trustee. Loan repayments of principal and interest are invested as received according to the participant's current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.

Notes Receivable from Participants

Notes receivable from participants are valued at cost plus accrued interest and are secured by a portion of the participant's account balance as collateral. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

DTE Gas Company Investment and Stock Ownership Plan

Notes to Financial Statements

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, participants will become 100% vested in their accounts.

Plan Amendments

Significant plan amendments in 2013 are described above.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.

The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Master Trust invests in various securities, including short-term investments, equity funds, fixed income funds, target date funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Plan makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Plan believes it uses valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.

DTE Gas Company Investment and Stock Ownership Plan

Notes to Financial Statements

A fair value hierarchy has been established that prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 assets are valued at the underlying investments’ net asset value (NAV) at the close of the day multiplied by the number of shares in the fund. In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. All assets and liabilities are required to be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. The Plan classifies fair value balances based on the fair value hierarchy defined as follows:

•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access as of the reporting date.

•
Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•
Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.

NOTE 3 — FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on December 20, 2013 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan is qualified under Sections 401(a) and 401(k) of the IRC. The Plan has been amended subsequent to receiving the determination letter. However, the Plan Administrator and the Plan’s legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC. In addition, the Plan Administrator is not aware of any unrecognized tax benefits as of December 31, 2013 or 2012. Accordingly, no provision for income taxes has been included in the accompanying financial statements. The Plan is no longer subject to federal income tax examinations by the IRS for years prior to 2010.

NOTE 4 — THE DTE ENERGY MASTER PLAN TRUST

The Master Trust consists of certain commingled assets of the Plan, the DTE Energy Company Savings and Stock Ownership Plan, the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America.

The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 3% in both December 31, 2013 and 2012, respectively). The Plan’s allocated portion of the investments is equal to the fair value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, Participant and Employer Contributions, and Distributions and withdrawals.

A summary of the Master Trust assets as of December 31, 2013 and 2012 is as follows:

	December 31,
	2013	2012
	(In thousands)
Investments, at fair value
Short-term investments	$133,081	$144,661
Equity funds (a)	1,105,854	860,133
Fixed income funds (a)	260,379	279,038
Target date funds	162,458	121,077
Participant directed brokerage	12,135	—
Company common stock	334,061	305,109
Other	16,255	18,230
Assets held in Master Trust	$2,024,223	$1,728,248
______________________________________

(a)	Certain prior year balances were reclassified to match the current year's presentation.

The Plan's interest in the Master Trust represents investments of 5% or more of Net Assets Available for Benefits at December 31, 2013 and 2012.

DTE Gas Company Investment and Stock Ownership Plan

Notes to Financial Statements

The following is a summary of investment gain in the Master Trust for the year ended December 31, 2013:

Year Ended December 31,
2013
(In thousands)
Interest and dividends on investments	$20,748
Net appreciation in equity funds	264,200
Net depreciation in fixed income funds	(7,850)
Net appreciation in target date funds	24,006
Net appreciation in company common stock	32,663
Net appreciation in other	577
Total investment gain	$334,344

Effective September 2013, the Company announced Plan enhancements to support the majority of Plan participants by simplifying investment decisions. The Company realigned the Master Trust's assets, moving away from a “brand name” approach to a “fund-of-fund” structure, called conduit funds, that can hold one or more mutual or commingled funds of the same asset class. This approach offers the potential for long-term risk and return characteristics and generally lower fund costs, which compare favorably to the prior individual "brand name" funds. The conduit funds derive their value from the underlying fund(s) and are classified as Level 2 assets.

The following table presents investments of the Master Trust measured and recorded at fair value on a recurring basis as of December 31, 2013 and 2012:

	Redemption	December 31, 2013
	Frequency	Level 1	Level 2	Total
		(In thousands)
Conduit funds:
Short-term investments	Daily	$—	$133,081	$133,081
Equity funds	Daily	—	1,105,854	1,105,854
Fixed income funds	Daily	—	260,379	260,379
Other	Daily	—	16,255	16,255
Common collective trusts:
Target date funds	Daily	—	162,458	162,458
Participant directed brokerage	N/A	12,135	—	12,135
Company common stock	N/A	334,061	—	334,061
Total Investments at fair value		$346,196	$1,678,027	$2,024,223

	Redemption	December 31, 2012
	Frequency	Level 1	Level 2	Total
		(In thousands)
Interest bearing cash:
Short-term investments	N/A	$144,661	$—	$144,661
Registered investment companies:
Equity funds (a)	N/A	563,750	—	563,750
Fixed income funds	N/A	114,530	—	114,530
Other	N/A	18,230	—	18,230
Common collective trusts:
Equity funds (a)	Daily	—	296,383	296,383
Fixed income funds (a)	Daily	—	164,508	164,508
Target date funds	Daily	—	121,077	121,077
Company common stock	N/A	305,109	—	305,109
Total Investments at fair value		$1,146,280	$581,968	$1,728,248
______________________________________

(a)	Certain prior year balances were reclassified to match the current year's presentation.

DTE Gas Company Investment and Stock Ownership Plan

Notes to Financial Statements

Level 2 assets, which are measured based on NAV, do not have any unfunded commitments at December 31, 2013 and 2012. There are no restrictions on redemption at December 31, 2013 and 2012, and the assets can be redeemed from the Plan at any time.

The Plan had no Level 3 assets at December 31, 2013 or 2012. The Plan, as allowed by the authoritative accounting guidance, has a policy that transfers between levels are recognized at the end of a reporting period. There were no significant transfers between levels of the fair value hierarchy during 2013. The Company does not consider the realignment of investments in 2013 to be transfers in the fair value hierarchy as the prior funds were sold prior to participation in the new funds.

Short-Term Investments

This conduit fund represents certain short-term fixed income securities and money market investments that are managed in a commingled fund. Pricing for the commingled fund is obtained from quoted prices in actively traded markets, and the fund is classified as a Level 2 asset.

In the prior year, this was a mutual fund with pricing obtained from quoted prices in actively traded markets. It was classified as a Level 1 asset.

Equity Funds

These conduit funds consist of actively or passively managed mutual or commingled funds primarily holding large, mid and small capitalization domestic equities and non-U.S. developed and emerging market equities. Mutual and Commingled funds are priced based upon the individual securities held in the mutual or commingled fund. The equity conduit funds are classified as Level 2 assets.

In the prior year, this category consisted of mutual funds which were classified as Level 1 assets or commingled funds which were classified as Level 2 assets.

Fixed Income Funds

These conduit funds consist of actively or passively managed mutual or commingled funds primarily holding corporate bonds from various industries, government bonds of the U.S. and other governmental entities, and mortgage backed securities. Mutual and commingled funds are priced based upon the individual securities held in the respective fund. These fixed income conduit funds are classified as Level 2 assets.

In the prior year, pricing was based on the underlying individual securities held in the mutual fund. These assets were classified as a Level 1 asset.

Target Date Funds

This category consists of commingled funds that modify their stock, bond, and money market asset allocations that are intended to support retirement at a specified target date. Commingled funds are priced based upon the individual securities held in the commingled fund. Commingled funds are classified as Level 2 assets.

Participant Directed Brokerage

Holdings within the participant directed brokerage account are mutual funds or exchange traded funds (ETF) holding all types of assets. The mutual funds and ETFs are priced based upon the individual securities held in the mutual fund or ETF and are classified as Level 1 assets.

Company Common Stock

For valuation purposes, DTE Energy common stock prices are recorded on a daily basis. Prices for transactions are prices that are received on the open market for that specific transaction and are received daily from the Plan's brokers based on the executed trades for that day. The stock is classified as a Level 1 asset.

DTE Gas Company Investment and Stock Ownership Plan

Notes to Financial Statements

Other

These conduit funds consist of mutual or commingled funds that primarily hold global assets, US Treasury Inflation Protected Securities (TIPS), commodities and real estate investment trusts. Mutual and commingled funds are priced based upon the individual securities held in the mutual or commingled fund. The conduit funds are classified as Level 2 assets.

In the prior year, this category consisted of a mutual fund and was classified as a Level 1 asset.

NOTE 5 — DTE ENERGY STOCK FUND

Significant components of the changes in Net Assets Available for Benefits in 2013 relating to the Plan’s portion of the DTE Energy Stock Fund are as follows:

Year Ended December 31,
2013
(In thousands)
Additions to Net Assets Attributed to:
Net appreciation in fair value of investment in the Master Trust	$1,137
Dividends and interest	462
Interest on loans to participants	12
Employer contributions	1,327
Participant contributions	265
Total Additions	3,203

Deductions from Net Assets Attributed to:
Distributions and withdrawals	(849)
Net transfers to other sponsored plans	(369)
Other	(47)
Total Deductions	(1,265)

Net Increase	1,938
Net Assets Available for Benefits
Beginning of year	10,572
End of year	$12,510

NOTE 6 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by the Plan’s Trustee. The Master Trust also holds shares of DTE Energy common stock. Therefore, these transactions qualify as party-in-interest transactions.

Supplementary Information

DTE Gas Company Investment and Stock Ownership Plan
Federal Employer Identification Number: 20-5898509; Plan Number: 006

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013
Form 5500, Schedule H, Part IV, Line 4i

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value (In thousands)
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 10.75% maturing through 2038	$0	$1,963

* Party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE GAS COMPANY INVESTMENT AND STOCK OWNERSHIP PLAN

June 18, 2014	/s/ LARRY E. STEWARD
Larry E. Steward
Senior Vice President Human Resources and Chair of Benefit Plan Administration Committee